

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 21, 2017

Francisco Martinez-Davis
Chief Financial Officer
Atlantica Yield plc
Great West House, GW1, 17th floor
Great West Road
Brentford, United Kingdom TW8 9DF

      Re: Atlantica Yield plc
           Form 20-F for the Fiscal Year Ended December 31, 2016
           Filed February 28, 2017
           File No. 001-36487

Dear Mr. Martinez-Davis:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Jennifer Thompson

                  Jennifer Thompson
                  Accounting Branch Chief
                  Office of Consumer Products